RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

03 OCT 21 AM

17 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

03032802

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to Resorts World Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dw 10/27

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **17-10-2003 07:04:36 PM**
Submitted by **RESORTS WORLD** on **17-10-2003 07:11:05 PM**
Reference No **RW-031017-CD58D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD" OR "THE COMPANY")

* **Contents :-**

1. INTRODUCTION

Resorts World is pleased to announce that Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of Resorts World, has on 16 October 2003 given a letter of undertaking to Star Cruises Limited ("SCL"), RWL's 34.99% associated company to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue (the "Undertaking").

RWL has also on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited ("JP Morgan") to sub-underwrite the public portion of SCL's Rights Issue (the "Sub-underwriting"). JP Morgan is the underwriter of SCL's Rights Issue.

2. INFORMATION ON RWL

RWL is a private limited company incorporated in the Isle of Man on 1 September 1989. It is a wholly-owned subsidiary of Sierra Springs Sdn Bhd, which in turn is a wholly-owned subsidiary of Resorts World. RWL is an investment holding company and currently has a 34.99% equity stake in SCL.

3. INFORMATION ON SCL

SCL was originally incorporated on 10 November 1993 in the Isle of Man under the name of Galactica Limited. It was later converted into a public limited company and adopted the name of Star Cruises PLC ("SCPLC") on 25 March 1997. The shares of SCL were listed on the Luxembourg Stock Exchange and quoted on the Central Limit Order Book International of

Singapore Exchange Securities Trading Limited ("CLOB International"), Singapore. In preparation of its listing on The Stock Exchange of Hong Kong Limited, the company became an exempted company with limited liability re-domiciled from the Isle of Man to Bermuda on 9 October 2000. It assumed its present name of Star Cruises Limited ("SCL") and ceased to be an Isle of Man company on 13 October 2000. With the successful listing of its entire share capital on The Stock Exchange of Hong Kong Limited on 30 November 2000, SCL ceased to be listed on the Luxembourg Stock Exchange from the same day. However, trading of SCL's shares on the CLOB International of Singapore remains.

The present authorised share capital of SCL comprises 9,999,990,000 ordinary shares of US$0.10 each and 10,000 1% non-cumulative redeemable preference shares of US$0.10 each. The present issued and paid-up share capital of SCL is US$494,684,524 comprising 4,946,845,242 ordinary shares of US$0.10 each.

SCL's principal activity is investment holding while its subsidiaries are involved in the ownership and management of a fleet of cruise liners, and the construction and management of ports and other cruise infrastructure facilities. SCL is currently managing cruise terminals in Pulau Indah, Pulau Langkawi and Laem Chabang in Thailand.

SCL's Rights Issue is in the proportion of 7 rights shares for every 100 shares held involving the issue of up to a total of 348,319,625 new ordinary shares of US$0.10 each at the rights issue price of HKD2.25 per share. In this regard, SCL has sought an irrevocable undertaking from RWL to take up its entire proportionate entitlement while similar undertakings are also being sought from the other substantial shareholders, namely, Golden Hope Limited and Joondalup Limited. JP Morgan has agreed to allow RWL to sub-underwrite the public portion of SCL's Rights Issue at a commission of 1% of the total subscription value of the public portion of the Rights Issue.

4. DETAILS OF THE AGREEMENTS

4.1 The Undertaking

RWL's proportionate entitlement under the Undertaking involves the subscription of up to a total of 121,184,054 new ordinary shares of US$0.10 each at the rights issue price of HKD2.25 per share costing a total of HKD272,664,100.

4.2 The Sub-underwriting

The Sub-underwriting will earn a commission of 1% of the subscription value of the public portion of SCL's Proposed Rights Issue. The public portion involves the subscription of up to 52,175,378 ordinary shares of US$0.10 each at the subscription price of HKD2.25 per share which amounts to HKD117,394,600.

Assuming that the whole of the public portion of the rights entitlement is not taken up but is subscribed by RWL pursuant to the sub-underwriting arrangement, the Undertaking and Sub-underwriting will result in RWL subscribing for up to 173,359,432 ordinary shares of US$0.10 each in SCL for HKD390,058,700.

The Undertaking and Sub-underwriting arrangements are expected to be completed by the end of

2003.

5. RATIONALE

5.1 The Undertaking

RWL currently holds a strategic 34.99% stake in SCL. As a substantial investor of SCL, it would be in RWL's interests to participate in SCL's Rights Issue.

Based on the improving prospects of the cruise industry, it is reasonable for RWL to provide the Undertaking to ensure the success of SCL's Rights Issue and to maintain its current strategic equity stake of 34.99 % in SCL.

5.2 The Sub-underwriting

The Sub-underwriting will enhance confidence in SCL's Proposed Rights Issue thus ensuring its success.

By sub-underwriting SCL's Rights Issue, RWL may increase its current strategic stake in SCL and also earn a sub-underwriting fee equivalent to 1% of the proceeds of the public portion of the aforesaid rights issue.

6. FINANCING

The share subscription monies required for the Undertaking and the Sub-underwriting (if required), will be financed mainly by external borrowings.

7. FINANCIAL EFFECTS ON RESORTS WORLD GROUP

The Undertaking and Sub-underwriting will have no effect on the share capital of Resorts World.

The Undertaking and Sub-underwriting will have no material effect on the net tangible asset (' NTA') per share of the Resorts World Group based on its audited accounts for the year ended 31 December 2002 and is not expected to have any material effect on the earnings of the Resorts World Group for the year ending 31 December 2003.

8. CONDITIONS PRECEDENT

The Undertaking and Sub-underwriting are not subject to the approval of shareholders of Resorts World.

Bank Negara Malaysia has on 2 September 2003 given approval to Resorts World to obtain foreign credit facilities amounting US$50 million from overseas to enable RWL to meet its financial obligation under SCL's Rights Issue.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Tan Sri Lim Goh Tong is the Chairman of Resorts World, and has been granted options to subscribe for 1,000,000 shares in Resorts World. He also holds 70,000 preference units

representing 0.11% of the non-voting preference units of HKD1.00 each in the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") acting as its trustee is a substantial shareholder of SCL, and has a deemed interest in the units of the GHUT by virtue of being a discretionary beneficiary of the Connaught Place Trust which holds voting units in the GHUT.

Tan Sri Lim Kok Thay, a son of Tan Sri Lim Goh Tong, is the President, Chief Executive and a shareholder of Resorts World holding 50,000 shares representing 0.005% equity interest in Resorts World, and has been granted options to subscribe for 750,000 shares in Resorts World. He is also the Chairman, President and Chief Executive Officer and a shareholder of SCL holding directly and indirectly 7,541,100 shares representing 0.15% equity interest in SCL and has a call option to acquire 18,240,000 shares in SCL. He is also director of RWL, GHL, the trustee of the GHUT and Joondalup Limited, which is a shareholder of SCL and is wholly-owned by GHL and holds 600,000 preference units representing 0.98% of the non-voting preference units of HKD1.00 each in the GHUT, and has a deemed interest in the voting units of the GHUT by virtue of being a discretionary beneficiary of the Bridge Street Trust which holds voting units in the GHUT.

Tan Sri Lim Kok Thay also has a deemed interest in 26,502,708 SCL shares through Goldsfine Investments Ltd which is 50% owned by him and 50% by his spouse.

Mr Justin Tan Wah Joo is a Director of Resorts World and has been granted options to subscribe for 500,000 shares in Resorts World, a director of RWL and a shareholder of SCL holding 633,000 shares representing 0.01% equity interest in SCL and has a call option to acquire 142,500 shares in SCL.

As such, Tan Sri Lim Goh Tong, Tan Sri Lim Kok Thay and Mr Justin Tan Wah Joo are deemed to be interested in the Undertaking and Sub-underwriting and have accordingly abstained and will continue to abstain from voting on the Undertaking and Sub-underwriting at the relevant Board Meeting of Resorts World.

Save as mentioned above, none of the other Directors or substantial shareholders of Resorts World has any interest, direct or indirect, in the Undertaking and Sub-underwriting.

10. DIRECTORS' RECOMMENDATION

The Undertaking and Sub-underwriting arrangements were executed in order to at least maintain RWL's strategic stake in SCL and to ensure the success of SCL's Proposed Rights Issue in its efforts to improve its competitive and financial position in the post Carnival-P&O merger era which witnessed a consolidation trend in the cruise industry.

Having considered all aspects of the agreements, the Board is of the opinion that the Undertaking and Sub-underwriting are in the best interest of the Company.

11. AGREEMENTS AVAILABLE FOR INSPECTION

The letter of Undertaking and Sub-underwriting agreement are available for inspection at the registered office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur from Mondays to Fridays (except public holidays) during normal business hours.

For and on behalf of the Board of Directors
QUAH CHEK TIN
Executive Director & Chief Operating Officer
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: